Kayne Anderson Acquisition Corp.

811 Main Street, 14th Floor

Houston, TX 77002

October 18, 2018

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	Lisa Krestynick
Staff Attorney
Office of Natural Resources
Division of Corporation Finance

Re:	Kayne Anderson Acquisition Corp.
Amendment No. 2 to
Preliminary Proxy Statement on Schedule 14A
Filed October 11, 2018
File No. 001-38048

Ladies and Gentlemen:

This letter sets forth the response of Kayne Anderson Acquisition Corp. (the “Company,” “we,” and “our”) to the comment provided by the staff (the “Staff”) of the Securities and Exchange Commission in its comment letter, dated October 18, 2018 (the “Comment Letter”), with respect to Amendment No. 2 to the Preliminary Proxy Statement on Schedule 14A filed by the Company on October 11, 2018 (the “Proxy Statement”). In connection with this letter, the Company is filing today an amendment to the Proxy Statement (“Amendment No. 3”). We are separately furnishing to the Staff six courtesy copies of Amendment No. 3 marked to show the changes made to the Proxy Statement.

For your convenience, the Company has repeated the Staff’s comment exactly as given in the Comment Letter in bold and italics below, and set forth below the comment is the Company’s response. The page number referenced in the response refers to a page number in Amendment No. 3. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Proxy Statement.

Preliminary Proxy Statement on Schedule 14A

Risk Factors

Our Second A&R Charter will designate the Court of Chancery…, page 73

1.

We note your response to comment 1. Please disclose whether the provision applies to claims arising under the Securities Act. If the provision does apply to Securities Act claims, please revise your disclosure to state that a court may determine that the provision is unenforceable, and to state that shareholders will not be deemed to have waived the company’s compliance with the federal securities laws and the rules and regulations thereunder.

Response: We acknowledge the Staff’s comment and have added disclosure on page 74 to clarify that the forum selection provision will not apply to claims arising under the Securities Act of

Securities and Exchange Commission

October 18, 2018

1933, as amended (the “Securities Act”). We have also revised Section 11.1 of the form of our Second A&R Charter, which is attached to the Proxy Statement as Annex B, to clarify that the forum selection provision will not apply to suits brought to enforce any liability or duty created by the Securities Act.

*    *    *    *

Please direct any questions or comments regarding the foregoing to the undersigned or to our counsel.

Very truly yours, KAYNE ANDERSON ACQUISITION CORP.

By:	/s/ Terry A. Hart
Name:	Terry A. Hart
Title:	Chief Financial Officer

Cc:	Kayne Anderson Acquisition Corp.
Robert S. Purgason

Latham & Watkins LLP
Jesse P. Myers
Debbie P. Yee